Exhibit 99.1

News Release

B2Gold Reports Strong Q1 2022 Results;

Total Gold Production of 209,365 oz, 5% Above Budget with

Cash Operating Costs and All-In Sustaining Costs Below Budget

Vancouver, May 3, 2022 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the first quarter of 2022. The Company previously released its gold production and gold revenue results for the first quarter of 2022. All dollar figures are in United States dollars unless otherwise indicated.

2022 First Quarter Highlights

•	Total gold production of 209,365 ounces (including 12,892 ounces of attributable production from Calibre Mining Corp. (“Calibre”)), 5% (9,760 ounces) above budget, and consolidated gold production of 196,473 ounces from the Company’s three operating mines, 4% (8,431 ounces) above budget, with solid performances from all the Company’s three mines, with each mine exceeding its budgeted production for the first quarter of 2022
•	Consolidated gold revenue was $366 million on sales of 195,100 ounces at an average realized price of $1,874 per ounce
•	Total consolidated cash operating costs (see “Non-IFRS Measures”) of $699 per ounce produced, well-below budget by $94 per ounce produced (12%), and total consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of $1,036 per ounce sold, significantly below budget by $318 per ounce sold (23%) (including estimated attributable results for Calibre)
•	Cash flow provided by operating activities before changes in non-cash working capital was $152 million ($0.14 per share) compared to $171 million ($0.16 per share) in the first quarter of 2021; cash flow provided by operating activities after changes in non-cash working capital was $107 million ($0.10 per share) compared to $146 million ($0.14 per share) in the first quarter of 2021
•	Net income attributable to the shareholders of the Company of $81 million ($0.08 per share); adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $65 million ($0.06 per share)
•	For 2022, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) with total consolidated cash operating costs forecast to be between $620 - $660 per ounce and total consolidated AISC forecast to be between $1,010 - $1,050 per ounce
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•	The Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda area, comprised of the Menankoto permit and the Bantako North permit, located approximately 20 kilometres from the Fekola Mine; preliminary planning has demonstrated that a pit situated on the Anaconda area could provide saprolite (weathered) material to be trucked to and fed into the Fekola mill commencing as early as late 2022, subject to obtaining all necessary permits and completion of a final mine plan, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill’s annual gold production
•	In April 2022, the Company acquired the Bakolobi permit in Mali from a local Malian company; covers a 100 km2 area contiguous to both the Medinandi permit (Fekola Mine) and the Menankoto permit
•	B2Gold’s Namibian subsidiary was recognized by the Namibian Revenue Agency as the highest revenue contributor among “Overall Top Contributors” in calendar year 2021

2022 First Quarter Operational Results

Total gold production in the first quarter of 2022 was 209,365 ounces (including 12,892 ounces of attributable production from Calibre), above budget by 5% (9,760 ounces), and consolidated gold production from the Company’s three operating mines was 196,473 ounces, above budget by 4% (8,431 ounces), with solid performances from the Company’s three mines, with each mine exceeding its budgeted production for the first quarter of 2022 (see “Operations” section below). Due to the timing of higher-grade ore mining, consolidated gold production from the Company’s three operating mines is expected to be significantly weighted to the second half of 2022. As expected, compared to the first quarter of 2021, total consolidated gold production was lower by 5% (11,279 ounces), due to the planned significant waste stripping campaign and lower mined ore tonnage at the Fekola Mine in the first quarter of 2022, as Phase 6 of the Fekola Pit continues to be developed in the first half of 2022.

For the first quarter of 2022, total consolidated cash operating costs (including estimated attributable results for Calibre) were $699 per ounce produced ($656 per ounce sold), well-below budget by $94 per ounce produced (12%), and consolidated cash operating costs from the Company’s three operating mines were $676 per ounce produced ($630 per ounce sold), well-below budget by $103 per ounce produced (13%). These favourable budget variances were attributable to higher than budgeted gold production, lower than budgeted stripping costs and lower than budgeted realized fuel prices at the Fekola Mine, which were partially offset by higher than budgeted fuel prices at the Masbate and Otjikoto mines. As expected, total consolidated cash operating costs were higher in the first quarter of 2022 compared to $609 per ounce produced ($582 per ounce sold) in the first quarter of 2021, and consolidated cash operating costs were higher in the first quarter of 2022 compared to $581 per ounce produced ($552 per ounce sold) in the first quarter of 2021, mainly as a result of the planned lower gold production and higher costs for fuel and other consumables.

For the first quarter of 2022, total consolidated AISC (including estimated attributable results for Calibre) were $1,036 per ounce sold (Q1 2021 - $932 per ounce sold), significantly below budget by $318 per ounce sold (23%), and consolidated AISC from the Company’s three operating mines were $1,028 per ounce sold (Q1 2021 - $919 per ounce sold), significantly below budget by $339 per ounce (25%). These favourable budget variances were attributable to lower than budgeted cash operating costs, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($33 million), which is expected to be incurred later in 2022.

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For full-year 2022, the Company's total gold production is forecast to be between 990,000 and 1,050,000 ounces (including 40,000 and 50,000 attributable ounces projected from Calibre), with total consolidated cash operating costs forecast to be between $620 and $660 per ounce and total consolidated AISC forecast to be between $1,010 and $1,050 per ounce. Notwithstanding the ongoing sanctions on Mali announced by the Economic Community of West African States (“ECOWAS”) on January 9, 2022, including closure of a number of the borders with Mali, the Fekola Mine continues to operate at full capacity and the Company expects to meet its 2022 production guidance for the Fekola Mine. Due to the timing of high-grade ore mining, consolidated gold production from the Company’s three operating mines is expected to be significantly weighted to the second half of 2022; for the first half of 2022, consolidated gold production is forecast to be between 390,000 and 410,000 ounces, which is expected to increase significantly to between 560,000 and 590,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of stripping, consolidated guidance ranges for cash operating costs are expected to be between $760 and $800 per ounce in the first half of 2022, before significantly improving to between $490 and $530 per ounce during the second half of 2022. In addition, consolidated guidance ranges for AISC are expected to be between $1,250 and $1,290 per ounce in the first half of 2022 before significantly improving to between $820 and $860 per ounce during the second half of 2022.

As previously disclosed, the Company’s operations continue to be impacted by global cost inflation. However, despite these ongoing cost pressures, the draw downs of existing inventories, proactive management and the revised sequencing of some capital costs means that consolidated cash operating costs and AISC in the first quarter of 2022 were lower than budget. The Company will continue to closely monitor the levels of cost inflation over the remainder of 2022. B2Gold’s projects and operations continue to target long-term cash flow and value at industry leading costs per ounce of gold produced.

2022 First Quarter Financial Results

For the first quarter of 2022, consolidated gold revenue was $366 million on sales of 195,100 ounces at an average realized gold price of $1,874 per ounce, compared to $362 million on sales of 202,330 ounces at an average realized gold price of $1,791 per ounce in the first quarter of 2021. The slight increase in gold revenue of 1% ($4 million) was 5% attributable to the increase in the average realized gold price, offset by a 4% impact from the decrease in gold ounces sold (mainly due to the lower gold production).

For the first quarter of 2022, cash flow provided by operating activities before changes in non-cash working capital was $152 million ($0.14 per share) compared to $171 million ($0.16 per share) in the first quarter of 2021; cash flow provided by operating activities after changes in non-cash working capital was $107 million ($0.10 per share) compared to $146 million ($0.14 per share) in the first quarter of 2021. Cash flow provided by operating activities after changes in non-cash working capital decreased by $39 million compared to the first quarter of 2021, mainly due to higher production costs of $11 million and higher non-cash working capital outflows in the first quarter of 2022, most significantly for current income taxes and the timing of value-added tax receivables (“VAT”). Cash income tax payments in the first quarter of 2022 totaled $59 million (Q1 2021 - $21 million), including approximately $15 million related to 2021 outstanding tax liability obligations.

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Based on current assumptions, the Company expects to generate consolidated cashflows from operating activities of approximately $625 million for full-year 2022, expected to be significantly weighted to the second half of 2022. The benefit of higher gold prices realized in the first quarter of 2022 is expected to be offset by the impacts of cost inflation and delays in the recovery of VAT receivables. In addition, based on current assumptions, the Company is forecasting to make total cash income and withholding tax payments (including priority dividend payments) for full-year 2022 of approximately $290 million.

Net income for the first quarter of 2022 was $91 million compared to $99 million for the first quarter of 2021. Net income attributable to the shareholders of the Company was $81 million ($0.08 per share) compared to $92 million ($0.09 per share) for the first quarter of 2021. Adjusted net income attributable to the shareholders of the Company (see “Non-IFRS Measures”) was $65 million ($0.06 per share) compared to adjusted net income of $97 million ($0.09 per share) for the first quarter of 2021.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2022, the Company had cash and cash equivalents of $649 million (December 31, 2021 - $673 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $843 million (December 31, 2021 - $802 million). In addition, the Company’s $600 million Revolving Credit Facility (“RCF”) remains fully undrawn and available.

On February 22, 2022, B2Gold’s Board of Directors declared a cash dividend for the first quarter of 2022 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2022 to shareholders of record as of March 9, 2022.

Due to the Company’s strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

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Operations

Mine-by-mine gold production in the first quarter of 2022 (including the Company’s estimated 25% attributable share of Calibre’s production) was as follows:

Mine	Q1 2022 Gold Production (ounces)	First-Half 2022 Forecast Gold Production (ounces)	Second-Half 2022 Forecast Gold Production (ounces)	Full-year 2022 Forecast Gold Production (ounces)
Fekola	101,648	220,000 - 230,000	350,000 - 370,000	570,000 - 600,000
Masbate	59,764	105,000 - 110,000	100,000 - 105,000	205,000 - 215,000
Otjikoto	35,061	65,000 - 70,000	110,000 - 115,000	175,000 - 185,000
B2Gold Consolidated (1)	196,473	390,000 -410,000	560,000 - 590,000	950,000 - 1,000,000

Equity interest in Calibre (2)	12,892	20,000 - 25,000	20,000 - 25,000	40,000 - 50,000

Total	209,365	410,000 - 435,000	580,000 - 615,000	990,000 - 1,050,000

(1)	“B2Gold Consolidated” - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2)	“Equity interest in Calibre” - represents the Company’s approximate 25% indirect share of Calibre’s operations. B2Gold applies the equity method of accounting for its 25% ownership interest in Calibre.

Mine-by-mine cash operating costs per ounce (on a per ounce of gold produced basis) in the first quarter of 2022 were as follows (presented on a 100% basis):

Mine	Q1 2022 Cash Operating Costs ($ per ounce produced)	First-Half 2022 Forecast Cash Operating Costs ($ per ounce produced)	Second-Half 2022 Forecast Cash Operating Costs ($ per ounce produced)	Full-year 2022 Forecast Cash Operating Costs ($ per ounce produced)
Fekola	$624	$720 - $760	$380 - $420	$510 - $550
Masbate	$710	$730 - $770	$760 - $800	$740 - $780
Otjikoto	$770	$960 - $1,000	$620 - $660	$740 - $780
B2Gold Consolidated	$676	$760 - $800	$490 - $530	$600 - $640

Equity interest in Calibre (1)	$1,054	$970 - $1,070	$970 - $1,070	$970 - $1,070

Total	$699	$780 - $820	$510 - $550	$620 - $660

(1)	Calibre’s 2022 forecast cash operating costs are assumed to be consistent throughout 2022.

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Mine-by-mine cash operating costs per ounce (on a per ounce of gold sold basis) in the first quarter of 2022 were as follows (presented on a 100% basis):

Mine	Q1 2022 Cash Operating Costs ($ per ounce sold)	First-Half 2022 Forecast Cash Operating Costs ($ per ounce sold)	Second-Half 2022 Forecast Cash Operating Costs ($ per ounce sold)	Full-year 2022 Forecast Cash Operating Costs ($ per ounce sold)
Fekola	$583	$720 - $760	$380 - $420	$510 - $550
Masbate	$785	$730 - $770	$760 - $800	$740 - $780
Otjikoto	$590	$960 - $1,000	$620 - $660	$740 - $780
B2Gold Consolidated	$630	$760 - $800	$490 - $530	$600 - $640

Equity interest in Calibre (1)	$1,047	$970 - $1,070	$970 - $1,070	$970 - $1,070

Total	$656	$780 - $820	$510 - $550	$620 - $660

(1)	Calibre’s 2022 forecast cash operating costs are assumed to be consistent throughout 2022.

Mine-by-mine AISC (on a per ounce of gold sold basis) in the first quarter of 2022 were as follows (presented on a 100% basis):

Mine	Q1 2022 Forecast AISC ($ per ounce sold)	First-Half 2022 Forecast AISC ($ per ounce sold)	Second-Half 2022 Forecast AISC ($ per ounce sold)	Full-year 2022 Forecast AISC ($ per ounce sold)
Fekola	$987	$1,140 - $1,180	$660 - $700	$840 - $880
Masbate	$1,022	$1,120 - $1,160	$1,020 - $1,060	$1,070 - $1,110
Otjikoto	$878	$1,460 - $1,500	$930 - $970	$1,120 - $1,160
B2Gold Consolidated	$1,028	$1,250 - $1,290	$820 - $860	$1,000 - $1,040

Equity interest in Calibre (1)	$1,155	$1,100 - $1,200	$1,100 - $1,200	$1,100 - $1,200

Total	$1,036	$1,240 - $1,280	$830 - $870	$1,010 - $1,050

(1)	Calibre’s 2022 forecast AISC are assumed to be consistent throughout 2022.

Fekola Gold Mine - Mali

The Fekola Mine in Mali had a successful start to the year with first quarter of 2022 gold production of 101,648 ounces, slightly above budget by 1% (917 ounces), as higher than budgeted processed grade (6%) offset lower than budgeted processed tonnes (5%) based on a reduction in saprolite processed. As a precautionary measure to hedge against potential supply chain problems arising from ECOWAS sanctions, the Fekola Mine proactively prioritized the processing of high-grade fresh ore to reduce reagent consumption and ensure that sufficient reagents remained available to process higher-grade ore to meet budgeted gold production (which resulted in lower than budgeted throughput for the first quarter of 2022). Although the sanctions continue, the situation has normalized as regular imports of reagents were received by Fekola in February and March 2022. As a result, saprolite ore was reintroduced back into the Fekola mill feed blend at the end of February 2022, and the processing of saprolite ore resumed as planned and is ongoing. Fekola’s gold production is expected to be significantly weighted to the second half of 2022 when mining reaches the higher-grade portion of Phase 6 of the Fekola Pit and Cardinal operations are at full capacity. As expected, compared to the first quarter of 2021, Fekola’s gold production was lower by 19% (23,440 ounces), due to planned significant waste stripping and lower mined ore tonnage, as Phase 6 of the Fekola Pit continues to be developed in the first half of 2022.

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For the first quarter of 2022, mill feed grade was 1.54 grams per tonne (“g/t”) compared to budget of 1.45 g/t and 1.99 g/t in the first quarter of 2021; mill throughput was 2.20 million tonnes compared to budget of 2.31 million tonnes and 2.07 million tonnes in the first quarter of 2021; and gold recovery averaged 93.3% compared to budget of 93.5% and 94.4% in the first quarter of 2021. For the first quarter of 2022, as described above, processed grade was above budget while processed tonnes were below budget mainly due to the brief temporary suspension of processing saprolite ore, offset by the processing of higher-grade ore, in January and February 2022. Processed grade was lower compared to the first quarter of 2021 due to the planned significant waste stripping campaign in the first quarter of 2022.

For the first quarter of 2022, Fekola’s cash operating costs were $624 per ounce produced ($583 per ounce sold), significantly below budget by $157 per ounce produced (20%), mainly as a result of lower than budgeted mining, processing and site general costs. These favourable cost variances were mainly attributable to lower than budgeted fuel prices realized in the first quarter of 2022 (as fuel prices are set in advance by the State and therefore subject to timing delays between market fuel price increases and those experienced at the Fekola Mine) and below budgeted volumes of fuel and other consumables utilized due to lower overall tonnes mined and processed compared to budget. Mined tonnes were lower than budget due to a temporary change in mine sequencing to accommodate the temporary change in saprolite processing as discussed above. Over 20% of the power generated in first quarter of 2022 was solar, resulting in over 3.5 million litres of fuel savings and a reduction of over 11,000 tonnes of carbon emissions in the first quarter of 2022. As expected, Fekola’s cash operating costs were higher in the first quarter of 2022 compared to $503 per ounce produced ($479 per ounce sold) in the first quarter of 2021, mainly as a result of the planned lower gold production, higher fuel and other consumable costs and increased mining costs from operating deeper in the Fekola Pit.

Fekola’s AISC for the first quarter of 2022 were $987 per ounce sold (Q1 2021 - $770 per ounce sold), significantly below budget by $342 per ounce sold (26%), mainly attributable to the lower than budgeted cash operating costs, higher than budgeted gold ounces sold and lower sustaining capital expenditures ($14 million, mainly due to the timing of pre-stripping). The lower than budgeted sustaining capital expenditures were primarily a result of timing of pre-stripping and are expected to be incurred later in 2022.

Capital expenditures for the first quarter of 2022 totaled $28 million, primarily consisting of $14 million for pre-stripping, $6 million for mobile equipment for the Cardinal Zone, $4 million for mobile equipment purchases and rebuilds for Fekola and $4 million for the tailings storage facility dam raise.

On February 2, 2022, the Company announced an updated Mineral Resource estimate for the Cardinal Zone, adjacent to the Fekola Mine. The updated resource included a significantly increased Mineral Resource estimate for Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 g/t gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold. Approximately 50,000 ounces has been budgeted to be produced from the Cardinal Zone in 2022 and included in Fekola's 2022 production guidance. Based on engineering studies completed to date, the Cardinal Zone has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years to Fekola's annual gold production.

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The low-cost Fekola Mine is expected to produce between 570,000 and 600,000 ounces of gold in 2022 at cash operating costs of between $510 and $550 per ounce and AISC of between $840 and $880 per ounce. For the first half of 2022, Fekola’s gold production is expected to be between 220,000 and 230,000 ounces, which is expected to increase significantly to between 350,000 and 370,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of pre-stripping, Fekola’s cash operating costs are expected to be between $720 and $760 per ounce in the first half of 2022, before significantly improving to between $380 and $420 per ounce during the second half of 2022. In addition, Fekola’s AISC are expected to be between $1,140 and $1,180 per ounce in the first half of 2022, before significantly improving to between $660 and $700 per ounce during the second half of 2022.

Masbate Gold Mine - The Philippines

The Masbate Mine in the Philippines had a strong start to the year with first quarter of 2022 gold production of 59,764 ounces, above budget by 11% (5,711 ounces) and 4% (2,251 ounces) higher compared to the first quarter of 2021, mainly due to higher processed grade.

For the first quarter of 2022, mill feed grade was 1.19 g/t compared to budget of 1.09 g/t and 1.10 g/t in the first quarter of 2021; mill throughput was 2.01 million tonnes compared to budget of 1.93 million tonnes and 1.95 million tonnes in the first quarter of 2021; and gold recovery averaged 78.0% compared to budget of 79.7% and 83.6% in the first quarter of 2021. Processed grade was above budget in the first quarter of 2022 due to mining additional (unbudgeted) higher-grade areas identified within the planned mining areas. In addition, mine haulage optimizations related to the expansion of the tailings facility resulted in shorter than planned hauls of waste and increased mining rates and contributed to the above budgeted mined high-grade ore tonnage in the first quarter of 2022. Compared to the first quarter of 2021, gold recoveries were lower as a result of processing a higher proportion of fresh rock ore in the first quarter of 2022.

For the first quarter of 2022, Masbate’s cash operating costs were $710 per ounce produced ($785 per ounce sold), well-below budget by $51 per ounce produced (7%), mainly the result of higher gold production partially offset by higher than budgeted diesel and HFO costs. As expected, Masbate’s cash operating costs were higher in the first quarter of 2022 compared to $608 per ounce produced ($578 per ounce sold) in the first quarter of 2021, mainly as a result of higher fuel and other consumable costs.

Masbate’s AISC for the first quarter of 2022 were $1,022 per ounce sold (Q1 2021 - $818 per ounce sold), significantly below budget by $212 per ounce sold (17%), mainly as a result of lower than budgeted sustaining capital expenditures ($14 million) partially offset by lower than budgeted gold sales. The lower than budgeted sustaining capital expenditures were primarily a result of timing of expenditures and are expected to be incurred later in 2022.

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Capital expenditures for the first quarter of 2022 totaled $6 million, including $2 million for mobile equipment purchases and rebuilds and $2 million for tailings storage facility projects and other processing related capital.

The Masbate Mine is expected to produce between 205,000 and 215,000 ounces of gold in 2022, with cash operating costs of between $740 and $780 per ounce and AISC of between $1,070 and $1,110 per ounce. Masbate’s gold production is scheduled to be relatively consistent throughout 2022.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia performed well during the first quarter of 2022, producing 35,061 ounces of gold, 5% (1,803 ounces) above budget, with processed tonnes, grade and recoveries all slightly better than budget. As a result of the timing of higher-grade ore mining, Otjikoto’s gold production is expected to be significantly weighted to the second half of 2022 when mining is scheduled to reach the higher-grade portions of Phase 3 of the Otjikoto Pit and ore production ramps up at the Wolfshag underground mine. As expected, compared to the first quarter of 2021, gold production was significantly higher by 52% (12,019 ounces), as processed ore in the first quarter of 2021 was primarily sourced from existing stockpiles while significant waste stripping operations continued at both the Wolfshag and Otjikoto pits.

For the first quarter of 2022, mill feed grade was 1.31 g/t compared to budget of 1.26 g/t and 0.82 g/t in the first quarter of 2021; mill throughput was 0.85 million tonnes compared to budget of 0.84 million tonnes and 0.89 million tonnes in the first quarter of 2021; and gold recovery averaged 98.5% compared to budget of 98.0% and 97.6% in the first quarter of 2021.

For the first quarter of 2022, Otjikoto’s cash operating costs were $770 per ounce produced ($590 per ounce sold), below budget by $35 per ounce produced (4%), mainly the result of higher gold production as discussed above. Otjikoto’s cash operating costs were slightly lower than budget for the first quarter of 2022 as higher than budgeted realized fuel prices were offset by an average weaker than budgeted Namibian dollar in the quarter. As expected, Otjikoto’s cash operating costs were significantly lower in the first quarter of 2022 compared to $940 per ounce produced ($823 per ounce sold) in the first quarter of 2021, mainly as a result of higher gold production.

Otjikoto’s AISC for the first quarter of 2022 were $878 per ounce sold (Q1 2021 - $1,475 per ounce sold), significantly below budget by $457 per ounce sold (34%), mainly due to lower than budgeted cash operating costs, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($5 million). The lower than budgeted sustaining capital expenditures were primarily a result of timing and are expected to be incurred later in 2022.

Capital expenditures for the first quarter of 2022 totaled $16 million, primarily consisting of $6 million for pre-stripping in the Otjikoto Pit, $6 million for Wolfshag underground mine development, $2 million for mobile equipment rebuilds and replacements and $2 million for the national power grid connection line.

Development of the Wolfshag underground mine continues to progress with first development ore production expected to commence in the first half of 2022. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit includes 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

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The Otjikoto Mine is expected to produce between 175,000 and 185,000 ounces of gold in 2022, with cash operating costs of between $740 and $780 per ounce and AISC of between $1,120 and $1,160 per ounce. For the first half of 2022, Otjikoto’s gold production is expected to be between 65,000 and 70,000 ounces, which is expected to increase significantly to between 110,000 and 115,000 ounces during the second half of 2022. Based mainly on the weighting of the planned production and timing of pre-stripping, Otjikoto’s cash operating costs are expected to be between $960 and $1,000 per ounce in the first half of 2022, before significantly improving to between $620 and $660 per ounce during the second half of 2022. In addition, Otjikoto’s AISC are expected to be between $1,460 and $1,500 per ounce in the first half of 2022, before significantly improving to between $930 and $970 per ounce during the second half of 2022.

Development

Anaconda Area (comprised of the Menankoto and Bantako North permits) - Mali

On March 23, 2022, the Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda area, comprised of the Menankoto permit and the Bantako North permit, located approximately 20 kilometres from the Fekola Mine. The updated and significantly increased Anaconda Mineral Resource estimate (as at January 11, 2022) constrained within a conceptual pit shell at a gold price of $1,800 per ounce included an initial Indicated Mineral Resource estimate of 32,400,000 tonnes at 1.08 g/t gold for a total 1,130,000 ounces of gold, and Inferred Mineral Resource estimate of 63,700,000 tonnes at 1.12 g/t gold for 2,280,000 ounces of gold. The Mineral Resource estimate included first time reporting of 1,130,000 ounces of Indicated Mineral Resources and an increase of 1,510,000 ounces (196% increase) of Inferred Mineral Resources since the initial Inferred Mineral Resource estimate in 2017 (21,590,000 tonnes at 1.11 g/t gold, for 767,000 ounces).

In 2022, the Company has budgeted $33 million for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material (average grade of 2.2 g/t) to be trucked to and fed into the Fekola mill commencing as early as late 2022 at a rate of 1.5 million tonnes per annum. Subject to obtaining all necessary permits and completion of a final development plan, the trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production. The plan to truck the selective higher grade saprolite material is not included in the Company's 2022 production guidance and the Anaconda area Mineral Resources have not been included in the current Fekola life of mine plan.

Based on the updated Mineral Resource estimate and the 2022 exploration drilling results, the Company has commenced a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase II scoping study, the Company expects that the saprolite material would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill.

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In 2022, the Company is drilling to infill and extend the saprolite resource area and to follow up on the sulphide mineralization at the Anaconda area, including the Mamba and Adder zones, and several other targets below the saprolite mineralization. The good grade and width combinations at the Anaconda area continue to provide a strong indication of the potential for Fekola-style south plunging bodies of sulphide mineralization, which remains open down plunge. Four drill rigs are currently drilling in the Anaconda area.

In April 2022, the Company acquired the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km2. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2, extending from the northwestern end of the Bantako North permit and the North-East of the Menankoto permit, southwest of the Medinandi permit (Fekola Mine and Cardinal Zone) to the southeast end of the Bakolobi permit.

Gramalote Project (B2Gold - 50%/AngloGold Ashanti Limited (“AngloGold”) - 50%) - Colombia

Following a review of Gramalote’s feasibility study work to date, B2Gold believes that there is strong potential to improve the economics of the project (economic highlights were previously released on May 4, 2021 based on the feasibility study work to date), which could be developed by revisiting the original Gramalote Project design parameters included in the existing mining permit (as applied in the Gramalote Preliminary Economic Assessment in January 2020 and historical AngloGold studies) and further optimizing project design. Review of the updated Gramalote Ridge Mineral Resource also shows that further value can be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit.

An updated, revised budget that has been prepared to carry the Gramalote Project to completion of the feasibility study is currently under review by B2Gold and AngloGold. The revised budget will fund ongoing the Gramalote Feasibility Study optimization, exploration, community support, continued advancement of key social commitments and compliance with regulatory and Environmental Impact Assessment requirements. A separate construction budget is expected to be developed subsequently upon a positive (optimized) Gramalote Feasibility Study and construction decision.

B2Gold expects that the results of final feasibility study will be available by the end of the second quarter of 2022 with the full feasibility study completed by the end of the third quarter of 2022. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date now expected by the end of the third quarter of 2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities.

Summary and Outlook

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The Company is pleased with its first quarter of 2022 results as outlined in this news release, particularly given the challenges mining companies are facing around the world. Based on a strong operational and financial first quarter of 2022, the Company is on track to meet its annual gold production guidance for 2022 of between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) with total consolidated cash operating costs of between $620 - $660 per ounce and total consolidated AISC of between $1,010 - $1,050 per ounce.

Following the receipt of the Menankoto permit in Mali, the Company is expanding the scope of its exploration activities on the Anaconda area (comprised of the Menankoto permit and the Bantako North permit) to build on the successful exploration programs already completed to date. The Company will continue to follow up on the sulphide mineralization at the Mamba, Adder and several other targets below the saprolite mineralization in 2022. In April 2022, the Company completed the acquisition of the Bakolobi permit from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km2. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2, extending from the northwestern end of the Bantako North permit and the North-East of the Menankoto permit, southwest of the Medinandi permit (Fekola Mine and Cardinal Zone) to the southeast end of the Bakolobi permit.

B2Gold’s preliminary planning has demonstrated that a pit situated on the Anaconda area could provide saprolite material to be trucked to and fed into the Fekola mill commencing in late 2022, increasing the ore processed and annual gold production from the Fekola mill, subject to obtaining all necessary permits and completion of a final mine plan. Based on the updated Mineral Resource estimate and the 2022 exploration drilling results, the Company has commenced a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase II scoping study, the Company expects that the saprolite material would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill. The potential to truck material from the Anaconda Area in late 2022 is currently being developed and is not included in Fekola’s 2022 production guidance or the current Fekola life of mine plan.

The Company also continues to advance its other development project, with work continuing on the Gramalote Project and the completion of the final Gramalote feasibility study. Results from the Gramalote feasibility study are expected to be available by the end of the second quarter of 2022 with the full feasibility study completed by the end of the third quarter of 2022. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date now expected by the end of the third quarter of 2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

After a very successful year for exploration in 2021, B2Gold is conducting an aggressive exploration campaign in 2022 with a budget of approximately $65 million (excluding the Gramalote Project). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, and continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million for its grassroots exploration programs, including several new regions. Included in the grassroots exploration program is $8 million allocated to Finland for the Central Lapland Joint Venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources’ Ikarri discovery trends directly onto the Joint Venture ground. This trend (named the Helmi trend on the Joint Venture ground) coincides with B2Gold’s base-of-till drilling and the same interpreted structure as defined by airborne geophysics. Diamond drilling in 2021 has confirmed the presence of mineralization on this structure and is being successfully followed up in 2022, with 11,600 metres planned.

12

The Company’s ongoing strategy is to continue to maximize profitable production from its mines, further advance the Anaconda and Gramalote development projects, advance the Company’s numerous brownfield and greenfield exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

First Quarter 2022 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Wednesday, May 4, 2022, at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at +1 (778) 383-7413 / +1 (416) 764-8659 (Vancouver/Toronto) or toll free at +1 (888) 664-6392 prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or toll free at +1 (888) 390-0541 (passcode 666652 #).

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Randall Chatwin	Katie Bromley
Senior Vice President, Legal &	Manager, Investor Relations &
Corporate Communications	Public Relations
604-681-8371	604-681-8371
rchatwin@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

13

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2022 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $625 million in 2022 which are expected to be significantly weighted to the second half of 2022; remaining well positioned for continued strong operational and financial performance for 2022; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2022, including production being weighted heavily to the second half of 2022; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022 with cash operating costs of between $620 and $660 per ounce and AISC of between $1,010 and $1,050 per ounce; the potential upside to increase Fekola’s gold production in 2022 by trucking material from the Anaconda area, including the potential to add approximately 80,000 to 100,000 per year to Fekola’s annual production profile, and for the Anaconda area to provide saprolite material to feed the Fekola mill starting in late 2022; the timing and results of a Phase II study for the Anaconda area to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near Anaconda; the potential for production from the Cardinal zone to add approximately 50,000 ounces in 2022 to the Company's production profile and approximately 60,000 per year over the next 6 to 8 years; the Fekola Mine to be well-positioned for any potential supply disruptions caused by the border closures following the ECOWAS sanctions; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing late in the first half of 2022; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s production. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

14

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

15

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

16

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	2022	2021

Gold revenue	$ 365,583	$ 362,302

Cost of sales
Production costs	(122,960)	(111,632)
Depreciation and depletion	(77,263)	(66,727)
Royalties and production taxes	(25,690)	(26,526)
Total cost of sales	(225,913)	(204,885)

Gross profit	139,670	157,417

General and administrative	(10,828)	(10,098)
Share-based payments	(8,404)	(1,166)
Community relations	(619)	(581)
Foreign exchange (losses) gains	(2,456)	3,494
Share of net income of associate	2,772	5,066
Other	(2,032)	(3,956)
Operating income	118,103	150,176

Interest and financing expense	(2,583)	(2,896)
Gains on derivative instruments	19,299	8,049
Other income (expense)	7,756	(338)
Income from operations before taxes	142,575	154,991

Current income tax, withholding and other taxes	(47,654)	(41,126)
Deferred income tax expense	(4,118)	(15,033)
Net income for the period	$ 90,803	$ 98,832

Attributable to:
Shareholders of the Company	$ 80,723	$ 91,555
Non-controlling interests	10,080	7,277
Net income for the period	$ 90,803	$ 98,832

Earnings per share (attributable to shareholders of the Company)
Basic	$ 0.08	$ 0.09
Diluted	$ 0.08	$ 0.09

Weighted average number of common shares outstanding (in thousands)
Basic	1,056,824	1,051,544
Diluted	1,062,492	1,062,006

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(Expressed in thousands of United States dollars)

(Unaudited)

	2022	2021
Operating activities
Net income for the period	$ 90,803	$ 98,832
Non-cash charges, net	72,960	75,199
Changes in non-cash working capital	(44,735)	(24,866)
Changes in long-term value added tax receivables	(11,718)	(3,311)
Cash provided by operating activities	107,310	145,854

Financing activities
Revolving credit facility transaction costs	(2,401)	-
Repayment of equipment loan facilities	(6,790)	(7,227)
Interest and commitment fees paid	(1,228)	(911)
Cash proceeds from stock option exercises	4,031	752
Dividends paid	(42,234)	(42,072)
Principal payments on lease arrangements	(1,219)	(735)
Distributions to non-controlling interests	(1,022)	(2,000)
Changes in restricted cash accounts	(162)	111
Cash used by financing activities	(51,025)	(52,082)

Investing activities
Expenditures on mining interests:
Fekola Mine	(28,228)	(17,396)
Masbate Mine	(5,693)	(6,564)
Otjikoto Mine	(16,131)	(18,875)
Gramalote Property	(4,407)	(3,467)
Other exploration and development	(13,466)	(10,171)
Cash paid on exercise of mineral property option	(7,737)	-
Funding of reclamation accounts	(2,181)	(1,321)
Other	-	(1,533)
Cash used by investing activities	(77,843)	(59,327)

(Decrease) increase in cash and cash equivalents	(21,558)	34,445

Effect of exchange rate changes on cash and cash equivalents	(2,681)	(1,562)
Cash and cash equivalents, beginning of period	672,999	479,685
Cash and cash equivalents, end of period	$ 648,760	$ 512,568

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

(Unaudited)

	As at March 31, 2022	As at December 31, 2021
Assets
Current
Cash and cash equivalents	$ 648,760	$ 672,999
Accounts receivable, prepaids and other	47,719	32,112
Deferred consideration receivable	42,598	41,559
Value-added and other tax receivables	29,889	14,393
Inventories	278,977	272,354
Assets classified as held for sale	12,700	12,700
	1,060,643	1,046,117

Long-term investments	28,319	32,118
Value-added tax receivables	71,698	63,165
Mining interests
Owned by subsidiaries and joint operations	2,225,028	2,231,831
Investments in associates	112,466	104,236
Other assets	86,855	82,371
Deferred income taxes	-	1,455
	$ 3,585,009	$ 3,561,293
Liabilities
Current
Accounts payable and accrued liabilities	$ 100,777	$ 111,716
Current income and other taxes payable	80,782	92,275
Current portion of long-term debt	21,847	25,408
Current portion of mine restoration provisions	734	734
Other current liabilities	1,198	1,056
	205,338	231,189

Long-term debt	50,817	49,726
Mine restoration provisions	105,648	116,547
Deferred income taxes	190,550	187,887
Employee benefits obligation	7,230	7,115
Other long-term liabilities	9,783	7,822
	569,366	600,286
Equity
Shareholders’ equity
Share capital	2,429,749	2,422,184
Contributed surplus	70,649	67,028
Accumulated other comprehensive loss	(140,098)	(136,299)
Retained earnings	546,518	507,381
	2,906,818	2,860,294
Non-controlling interests	108,825	100,713
	3,015,643	2,961,007
	$ 3,585,009	$ 3,561,293